Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of InMed Pharmaceuticals Inc. on Form S-1 of our report dated September 27, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of InMed Pharmaceuticals Inc. as of June 30, 2024 and 2023 and for the years then ended appearing in the Annual Report on Form 10-K of InMed Pharmaceuticals Inc. for the year ended June 30, 2024. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

December 23, 2024